04004759

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 27814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEST LINC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 N. CONGRESS ST., SUITE 400
(No. and Street)

JACKSON (City) MS (State) 39201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEROY H. PARIS, II (601) 354-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 AMSOUTH PLAZA (Address) JACKSON (City) MS (State) 39201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 2 7 2004
526

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHARON SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVEST LINC SECURITIES, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET JUNE BRAGG NOTARY PUBLIC RANKIN COUNTY, MS

Sharon Sullivan
Signature

Financial & Operations Prin.
Title

Margaret June Bragg
Notary Public

Notary Public State of Mississippi At Large
My Commission Expires: September 30, 2005
Bonded Thru Helden, Brooks & Garland, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVEST LINC SECURITIES, LLC
(WHOLLY-OWNED BY INVEST LINC FINANCIAL SERVICES, LLC)

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2003 AND 2002

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

Jackson, Mississippi

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Invest Linc Securities, LLC
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Invest Linc Securities, LLC (a limited liability company) as of December 31, 2003 and 2002, and the related statements of income (loss), changes in equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invest Linc Securities, LLC as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements,

but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 19, 2004

INVEST LINC SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2003	2002
CASH	$ 88,019	21,486
PREPAID EXPENSES AND DEPOSITS	8,896	7,879
COMMISSION RECEIVABLE	24,400	8,800
SECURITIES OWNED, not readily marketable at estimated fair value	3,300	3,300
COMPUTER EQUIPMENT AT COST, less accumulated depreciation of $5,964 and $5,483, respectively	-	481
	$ 124,615	41,946

LIABILITIES AND EQUITY

	2003	2002
LIABILITIES:		
Accounts payable	$ 428	7,915
Accrued commissions	44,519	-
Bank overdraft	-	2,874
Accrued payroll taxes	1,400	-
Payable to affiliated company	5,000	-
	51,347	10,789
EQUITY:		
Members' equity	73,268	31,157
	$ 124,615	41,946

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF INCOME (LOSS)

	Years Ended December 31, 2003	2002
REVENUES:		
Commissions	$ 1,307,005	332,684
Advisory services	170,780	65,000
Other income	65	1,315
Total sales revenue	1,477,850	398,999
OPERATING EXPENSES:		
Accounting and legal	10,508	21,669
Commissions	85,119	24,085
Consulting services	402,600	120,000
Depreciation	481	1,183
Donations	-	500
Employee training	7	797
Insurance	930	1,129
Office services	96,000	86,300
Payroll taxes	1,751	-
Registration fees	19,156	9,607
Salaries and guaranteed payments	226,180	242,601
Trading fees	950	795
Travel and entertainment	5,639	9,106
Other operating expenses	6,418	28,133
	855,739	545,905
NET INCOME (LOSS)	$ 622,111	(146,906)

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF CHANGES IN EQUITY

BALANCE, January 1, 2002	$ 178,063
Net loss	(146,906)
BALANCE, December 31, 2002	31,157
Distributions to Member	(580,000)
Net income	622,111
BALANCE, December 31, 2003	$ 73,268

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2003	2002
NET CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 622,112	(146,906)
Adjustments for differences between income and cash flows from operating activities:		
Depreciation expense	481	1,183
(Increase) decrease in assets:		
Commissions receivable	(15,600)	(8;800)
Prepaid expenses	(1,017)	97,593
Increase (decrease) in liabilities:		
Accounts payable	(7,488)	7,717
Accrued commission	44,519	-
Bank overdraft	(2,874)	2,874
Accrued payroll taxes	1,400	(836)
Payable to affiliated company	5,000	-
Net cash provided by (used in) operating activities	646,533	(47,175)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of computer equipment	-	(200)
Net cash used in investing activities	-	(200)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Member	(580,000)	-
Net cash used in financing activities	(580,000)	-
NET INCREASE (DECREASE) IN CASH	66,533	(47,375)
CASH, beginning of year	21,486	68,861
CASH, end of year	$ 88,019	21,486

The accompanying notes are an integral part of these statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was originally a Mississippi corporation organized on April 29, 1982, as a broker-dealer engaged in the business of selling limited partnership interests. It is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. Effective March 17, 2002, the Company became wholly-owned by Invest Linc Financial Services, LLC. The Company's current operations include being a full service broker-dealer in addition to selling limited partnership interests.

Cash and Cash Equivalents

The Company considers all checking accounts, money market accounts and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Security Transactions

Securities not readily marketable are valued at cost which approximates fair value as determined by management.

Computer Equipment and Depreciation

The equipment is stated at cost less accumulated depreciation. Depreciation is provided using the modified accelerated cost recovery system over five years.

Recognition of Revenue and Expenses

The Company uses the accrual method of accounting. Revenues are recognized when earned and expenses are recognized when incurred.

Income Taxes

The Company is treated as a disregarded entity for Federal and State income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the Member. The financial statements do not reflect a provision for income taxes.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

Transactions with the Member and affiliated entities during the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Commissions revenue	$ 1,238,697	272,800
Consulting services	400,000	120,000
Office services	96,000	86,300
Salaries and guaranteed payments	226,180	242,601

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $61,072 (2002 - $19,497), which was $56,072 (2002 - $14,497) in excess of its required net capital of $5,000. The Company's net capital ratio was .92 to 1.

SUPPLEMENTAL INFORMATION

INVEST LINC SECURITIES, LLC

COMPUTATION OF NET CAPTIAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

NET CAPITAL:		
Total equity		$ 73,268
Deductions:		
Non-allowable assets from statement of financial condition:		
Prepaid expenses		8,896
Securities not readily marketable		3,300
		12,196
Net capital		61,072
AGGREGATE INDEBTEDNESS:		
Items included on statement of financial condition	$ 51,347	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
Excess net capital		$ 56,072
Ratios: Aggregate indebtedness to net capital		.92 to 1
RECONCILIATION WITH COMPANY COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2003):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 66,073
Audit adjustment to reclassify liability		(5,000)
Rounding differences		(1)
Net capital, per above		$ 61,072

INVEST LINC SECURITIES, LLC

OTHER SCHEDULES
DECEMBER 31, 2003

The following schedules are not being filed as they are inapplicable or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

INVEST LINC SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

DECEMBER 31, 2003

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors of
Invest Linc Securities, LLC
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Invest Linc Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control procedures and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Invest Linc Securities, LLC for the year ended December 31, 2003, and this report does not affect our report dated February 19, 2004. The Company is not in compliance with Rule 17a-3(a)(11) that requires computations of aggregated indebtedness on a monthly basis. The Company makes the computations on a quarterly basis.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives, except for the material weakness noted above.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 19, 2004